UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. N/A)*

Silver Eagle Acquisition Corp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

827694209

(CUSIP Number)

December 31st, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 827694209	13G

1.	Name of Reporting Person: TD Asset Management Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 2,500,000
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 2,500,000
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,500,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 6.15%
12.	Type of Reporting Person (See Instructions): CO

Item 1.	(a). Name of Issuer Silver Eagle Acquisition Corp (the “Issuer”) (b). Address of Issuer’s Principal Executive Offices: 1450 2nd Street, Suite 247, Santa Monica, CA 90401 United States

Item 2(a). Item 2(b). Item 2(c).

Name of Person Filing

Address of Principal Business Office

Citizenship

(i) TD Asset Management Inc. (“TDAM”)

Canada Trust Tower, BCE Place, 161 Bay Street, 35th Floor, Toronto, Ontario, M5J 2T2

Citizenship: Canada

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 827694209

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: This Item 3 is not applicable.

Item 4.

Ownership.

(a)    Amount beneficially owned:

TDAM individually beneficially owns 2,500,000 shares of Common Stock.

(b)    Percent of class:

The ownership percentages set forth below are based on 40,625,000 shares of the Issuer’s Common Stock outstanding as of December 31st, 2013.

TDAM may be deemed to beneficially own approximately 6.15 % of the outstanding shares of Common Stock.

(c)    Number of Shares as to which the Reporting Person has:

TDAM:

(i)     Sole power to vote or to direct the vote:

2,500,000

(ii)    Shared power to vote or to direct the vote:

0

(iii)  Sole power to dispose or to direct the disposition of:

2,500,000

(iv)   Shared power to dispose or to direct the disposition of:

0

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group. This Item 8 is not applicable

Item 9.	Notice of Dissolution of Group. This Item 9 is not applicable.

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5th, 2014

TD ASSET MANAGEMENT INC.

By:	/s/ ‘Barbara Callbeck’
Name:	Barbara Callbeck
Title:	Managing Director